Exhibit 12.1
HANESBRANDS INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Years Ended
	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$395,866	$263,606	$284,822	$211,304	$51,628
Fixed charges	129,034	163,475	183,030	174,045	190,421
Amortization of capitalized interest	2,754	2,842	3,252	3,824	3,722
Interest capitalized	(930)	(1,155)	(2,043)	(2,190)	(6,559)
Noncontrolling interest in pre-tax income	—	—	—	(1,019)	(1,173)
Total earnings, as defined	$526,724	$428,768	$469,061	$385,964	$238,039

Fixed charges, as defined:
Interest expense	$97,054	$130,094	$148,759	$139,827	$158,567
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,921	9,168	10,367	12,739	10,967
Interest factor in rental expenses	25,059	24,213	23,904	21,479	20,887
Total fixed charges, as defined	$129,034	$163,475	$183,030	$174,045	$190,421

Ratio of earnings to fixed charges	4.08	2.62	2.56	2.22	1.25

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company's uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.